CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of
CHINA RENAISSANCE HOLDINGS LIMITED)
(S.E.C. File No. 8-69197)

Statement of Financial Condition
And
Report of Independent Registered Public Accounting Firm

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69197

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: China Renaissance Securities (US) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 21st Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Hong — 212-554-2958
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Jonathan Hong, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of China Renaissance Securities (US) Inc., as of December 31, 2020, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Chief Executive Officer

_____
Notary Public

Nicholas T. Ganz
Notary Public, State of New York
No. 02GA6138157
Qualified in Westchester County
Commission Expires December 12, 20 21

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Index
December 31, 2020

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder,
China Renaissance Securities (US) Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of China Renaissance Securities (US) Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 26, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	2,492,688
Money market fund, at fair value		2,108,000
Receivable from clearing broker, including clearing deposit of $250,000		520,036
Accounts receivable		244,091
Income taxes receivable		58,428
Receivable from affiliate		117,948
Fixed assets, net		163,484
Right of use asset		1,960,217
Security deposit		315,129
Other assets		249,381
Total assets	$	8,229,402

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	218,537
Contract liability		56,250
Accrued expenses and other liabilities		2,172,775
Payable to Parent		511,973
Lease liability		2,126,699
Total liabilities		5,086,234

Stockholder's equity

Common stock, $1.00 par value; 1,000,000 shares authorized, issued and outstanding	1,000,000
Paid-in capital	20,000,000
Accumulated deficit	(17,856,832)
Total stockholder's equity	3,143,168
Total liabilities and stockholder's equity	$ 8,229,402

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization
China Renaissance Securities (US) Inc. (the "Company") was formed as a corporation in the State of New York on August 23, 2012 as a wholly owned subsidiary of China Renaissance Holdings Limited (the "Parent"). Effective July 24, 2013, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Business Description
The Company was formed to provide third-party research to institutional customers in the U.S. on companies based in China and Hong Kong. In addition, the Company acts as an introducing broker via a fully disclosed clearing agreement with Cowen Execution Services LLC ("Cowen") to provide execution, clearing and settlement services to its customers; acts as an underwriter or selling group participant for dual United States and China equity offerings; and acts as private placement agent. The Company also produces and distributes research. The Company does not solicit investments or handle customer funds and/or securities.

Liquidity
The Company has incurred recurring losses from operations, expects to do so in the future and has relied upon capital contributions from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.

2. ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statements
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes
The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2.   **ACCOUNTING POLICIES** (continued)

Income Taxes (continued)

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. The Company's policy is to record interest and penalties associated with uncertain tax positions as a component of general and administrative expenses. As of December 31, 2020, the Company has not recorded any uncertain tax positions or interest and penalties.

Cash and Restricted Cash

All cash is on deposit in non-interest bearing accounts with major financial institutions. The amount on deposit at these institutions at times exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. However the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

ASU No. 2016-18, *Restricted Cash* ("ASU 2016-18") requires that a Statement of Cash Flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.

The following table provides a reconciliation of cash and restricted cash reported within the Statement of Financial Condition that sum to the total of the same such amounts shown in the statement of cash flows at December 31, 2019 and December 31, 2020.

		2019		2020
Cash	$	2,747,891	$	2,492,688
Security deposit		317,499		315,129
Total cash and restricted cash shown in the statement of cash flows	$	3,065,390	$	2,807,817

Receivable from Clearing Broker

The Company clears customer transactions through the Company's fully disclosed clearing agent. At December 31, 2020 the receivable from clearing broker includes the clearing deposit of $250,000.

2. ACCOUNTING POLICIES (continued)

Fixed Assets
Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The recovery periods for furniture and equipment are five years and three years, respectively. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Fixed assets consisted of the following at December 31, 2020:

Furniture & Fixtures	$	237,506
Electronic Equipment		248,220
Leasehold Improvements		305,349
Less: accumulated depreciation		(627,591)
	$	163,484

Fair Value of Financial Assets and Liabilities
The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, deposits with clearing organizations, accounts receivable, receivable from affiliate, other assets, accounts payable, payable to Parent, other assets, and accrued expenses and other liabilities.

In determining fair value, the Company considers a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices in active markets, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Level 2 inputs are inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in markets that are not active, and inputs that are derived principally from observable market data.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company's investment in a money market fund is based upon third party pricing sources. The prices supplied by third party pricing sources are reviewed by the Company's management to ensure they are consistent with other comparable instruments and prices calculated from observable market interest rates.

2. **ACCOUNTING POLICIES (continued)**

Accrued Expenses and Other Liabilities
The Company has accrued expenses and other liabilities that represent payments due for outside services and other various liabilities.

Leases
The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating lease, for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"), which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. There was no effect on opening accumulated deficit as of January 1, 2020.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient
For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

2.   **ACCOUNTING POLICIES (continued)**

Credit Losses (continued)
Receivable from clearing broker
The Company's receivable from clearing broker include amounts receivable from unsettled trades and cash deposits. The Company's trades and contracts are cleared through a clearing broker and settled monthly between the clearing broker and the Company. Because of this monthly settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a short period of time. The Company continually reviews the credit quality of its counterparties.

The Company was not materially impacted by adopting ASC 326 as the majority of the Company's receivables, other than from clearing broker, are from institutional customers and affiliates. The Company did not record any allowances for credit losses at December 31, 2020.

3.   **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The Company's assets measured at fair value on a recurring basis consist of FDIC-insured investments maintained in a portfolio with UBS Financial Services Inc. The Company values these instruments using unadjusted vendor prices. These prices are reviewed by management and compared to quoted market prices for similar securities, and to modeled prices derived from observable market interest rates. The Company's assets measured at fair value on a recurring basis in the Statement of Financial Condition consist of a money market fund.

4.   **INCOME TAXES**

Income taxes are accounted for in accordance with ASC 740, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2020, the Company is subject to examination by the tax authorities for tax years 2017 and later.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was signed into law. The CARES Act accelerates the refund of the alternative minimum tax credits to allow a full refund of any remaining credit amount in taxable years beginning in 2019, which resulted in a refund to the Company of approximately $56,000 which is included as income taxes receivable in the Statement of Financial Condition.

Per the Tax Cuts and Jobs Act ("TCJA") net operating losses ("NOL") arising in taxable years ending after December 31, 2017 may only offset 80 percent of current year taxable income. These losses may not be carried back to prior years, but can be carried forward indefinitely. At December 31, 2020, the Company has various carryforwards including a NOL carryforward for U.S. federal income tax purposes of which 2018 through 2020 NOL are carried forward indefinitely while the balance of NOL are carried forward for 20 years and will begin to expire in 2036. The Company also has state and local NOL that carry forward 20 years which begin to expire in 2037.

4.   INCOME TAXES (continued)

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated were the cumulative losses incurred over the past few years. Such objective evidence limits the ability to consider other subjective evidence, such as projections for further growth. On the basis of the evaluation as of December 31, 2020, a 100% valuation allowance has been recorded. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as projections for growth.

5.   LEASES

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the Statement of Financial Condition as of December 31, 2020 were as follows:

Operating leases:		
Operating lease ROU asset	$	1,960,217
Operating lease liability	$	2,126,699

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

There are 3.4 years remaining on the lease and the discount rate used on the lease was 2.8%. Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

2021	$	651,117
2022		654,442
2023		654,442
2024		272,684
Total undiscounted lease payments		2,232,685
Less imputed interest		(105,986)
Total lease liability	$	2,126,699

6.   REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $1,938,698 that was $1,688,698 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 1.61 to 1 at December 31, 2020.

7.   RELATED-PARTY TRANSACTIONS

Share Options
Employees of the Company are granted share options in the Parent. The shares are subject to a five year vesting schedule. The Company has a payable to its Parent for $511,973 as of December 31, 2020.

Reimbursed Expenses
CRSHK at times will pay for expenses on the Company's behalf, including but not limited to travel, and other general and administrative expenses. As of December 31, 2020, the Company had a receivable from CRSHK of $69,405 which is included as receivable from affiliate in the Statement of Financial Condition.

Transfer Pricing
As of December 31, 2020, the Company had a net transfer pricing receivable from CRSHK of $48,543 which is included as receivable from affiliate in the Statement of Financial Condition.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

8.   EMPLOYEE BENEFIT PLAN

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code.

9.   RISKS AND UNCERTAINTIES

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

10.   SUBSEQUENT EVENTS

No other events or transactions subsequent to December 31, 2020 through the date these financial statements were issued would require recognition or disclosure in these financial statements.